John J. O’Brien

Partner

215.963.4969

February 4, 2021

FILED AS EDGAR CORRESPONDENCE

Matthew Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:                           Response letter to follow-up comments on Post-Effective Amendment No. 77 to the Registration Statement of SEI Institutional International Trust (File Nos. 033-22821 and 811-05601)

Dear Mr. Williams:

On behalf of our client, SEI Institutional International Trust (the “Trust” or “SIT”), this letter responds to the additional comments you provided via telephone on January 29, 2021, regarding the Trust’s Post-Effective Amendment No. 77, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 78, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on November 25, 2020 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”) and the related Correspondence filing made by the Trust on January 27, 2021 (the “Correspondence”), in response to the initial comments provided with respect to the Amendment on January 8, 2021. As indicated in the Amendment and the prior Correspondence filing, SEI Investments Management Corporation (“SIMC” or the “Adviser”) serves as investment adviser to the SIT Emerging Markets Equity Fund (the “Fund”). Below, we have briefly summarized your additional comments, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.                                    Comment.                             With respect to the expense example, please disclose that the effects of the contractual fee waiver arrangement will only be reflected in the expense figures for the length of the contractual waiver.

Response.                               In response to your comment, we will add disclosure to this effect in the Fund’s final prospectus, which will be filed pursuant to Rule 497(c).

2.                                    Comment.                             Please state in the Fund’s prospectus that the Fund’s investments in derivatives are valued on a marked-to-market basis.

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Response.                               The Fund already includes information about the valuation of its derivative instrument investments in the “Pricing of Fund Shares” section of the prospectus.  The Trust does not believe that the Fund’s marked-to-market valuation methodologies applicable to such instruments are material elements of the principal investment strategies or principal risks of the Fund.  Accordingly, the Trust has determined to retain this disclosure as-is.

3.                                    Comment.                             With respect to the Funds’ Item 9 disclosure, please consider adding a chart or other method to delineate which risks apply to which funds.

Response.                               After consideration, the Trust remains of the view that the Item 9 risk headings are already sufficiently clear to indicate to shareholders and prospective investors which information is applicable to which funds, based on each fund’s principal investment strategies disclosure and principal risk disclosure and that, accordingly, no changes are needed at this time. The Trust will periodically reconsider whether to implement such a disclosure approach as part of its ongoing monitoring of the prospectuses of the Trust and its affiliates.

4.                                    Comment.                             Regarding the twenty-fifth comment in the Correspondence, with respect to “How to Sell Your Fund Shares” section and the sentence “Normally, the Fund will make payment on your redemption request on the Business Day following the day on which they receive your request, but it may take up to seven days,” please add disclosure to reflect that the statement is accurate regardless of what payment method is used with respect to redeeming shareholders.

Response.                               In response to your comment, we have added disclosure that clarifies that the policy applies to all methods of payment.

5.                                    Comment.                             Regarding the twenty-sixth comment in the Correspondence, with respect to the “Low Balance Redemptions” section, please revise the current disclosure in the prospectus to clarify how and when notice is provided to investors in connection with an upcoming low balance redemption.

Response.                               In response to your comment, we have revised the current disclosure to state that any notice of a pending redemption of a low balance account will be provided to the shareholder or intermediary of record on the account using such account’s preferred method of communication as reflected on the records of the Trust.

6.                                    Comment.                             Regarding the thirty-second comment in the Correspondence, the SEC staff restates its comment regarding the “Non-Fundamental Policies” section and limitations #4-9.  Specifically, the SEC staff believes that the Fund should clarify the differences between the duplicative limitations in the “Non-Fundamental Policies” and the “Fundamental Policies.”

Response.                               The Trust will take your follow-up comment into consideration.  Any changes to the Fund’s non-fundamental investment policies (other than scrivener’s errors or other non-substantive clarifications) generally would require approval of the Board of Trustees.

7.                                    Comment.                             Regarding the thirty-ninth comment in the Correspondence, the SEC staff reissues its comment with respect to the signature page.  Specifically, the SEC staff notes that Section 6(a) of the 1933 Act requires that the signature page be executed  by the principal executive officer, comptroller and principal financial officer, and any person who occupies one or more of those positions specified should indicate each capacity in which he/she signs.

Response.                               We have reviewed the signature page in the Trust’s most recent post-effective amendment to its registration statement filed pursuant to Rule 485(b) on January 28, 2021 and have determined that it meets the requirements of Section 6(a) of the 1933 Act.  Mr. Nesher has signed in his capacity as the Chief Executive Officer of the Trust, and Mr. Rodriguez has signed in his capacity as both the Controller and the Chief Financial Officer of the Trust, all of which is clearly stated on the signature page.  For the avoidance of doubt, the Trust’s “Controller” is the functional equivalent of the “comptroller” required in Section 6(a) of the 1933 Act.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien